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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Angelica Corporation
(Name of Subject Company (Issuer))

Angelica Corporation
(Name of Filing Person (Offeror))

Options to Acquire Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

Common Stock: 034663104
(CUSIP Number of Class of Securities)

STEVEN L. FREY
Vice-President, General Counsel and Secretary
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
(314) 854-3800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
John A. Granda
Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2800
Kansas City, Missouri 64106
(816) 842-8600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,462,845	$57.49

*
Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that options to acquire an aggregate of 369,863 shares of common stock are purchased at the purchase price applicable to each option. This offer relates to 278,400 options with exercise prices below $22.00 ranging from $7.25 to $21.31, for which we will pay the difference between $22.00 and the exercise price, and up to 91,463 options at exercise prices greater than $22.00, for which we will pay $0.82 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and address.    The name of the issuer is Angelica Corporation. The address of Angelica's principal executive office is 424 South Woods Mill Road, Chesterfield, Missouri 63017-3406. Angelica's telephone number is (314) 854-3800.

        (b)    Securities.    The information set forth in the Offer to Purchase under "The Offer—8. Source and Amount of Funds" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under "The Offer—14. Market and Trading Information" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        Angelica is the filing person. Angelica's business address and business telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under "The Offer—9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

        The following persons are the executive officers and directors of Angelica:

Name	Position
Ronald J. Kruszewski	Non-executive Chairman of the Board
Stephen M. O'Hara	Director, President and Chief Executive Officer
John J. Quicke	Director, Non-executive Vice Chairman of the Board
James R. Henderson	Director
Don W. Hubble	Director
Charles W. Mueller	Director, Chairman of the Audit Committee and Chairman of the Corporate Governance and Nominating Committee
Ronald N. Riner M.D.	Director
Kelvin R. Westbrook	Director and Chairman of the Compensation and Organization Committee
Edward M. Davis	Vice President
Steven L. Frey	Vice President, General Counsel and Secretary
John S. Olbrych	Senior Vice President and Chief Administrative Officer
Richard M. Oliva	Senior Vice President
James W. Shaffer	Vice President and Chief Financial Officer

        The business address and telephone number of each of the above executive officers and directors is c/o Angelica Corporation, 424 South Woods Mill Road, Chesterfield, Missouri 63017-3406, and (314) 854-3800.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

  •
  Summary Term Sheet

  •
  Questions and Answers about the Offer

  •
  Significant Consequences to Non-Tendering Option Holders

  •
  The Offer

  •
  The Merger

        (b)    Purchases.    The information set forth in the Offer to Purchase under "The Offer—9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the Offer to Purchase under "The Offer—9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer—2. Purpose of the Tender Offer" and "Significant Consequences To Non-Tendering Option Holders" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information set forth in the Offer to Purchase under "The Offer—2. Purpose of the Tender Offer" is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offer to Purchase under "The Offer—2. Purpose of the Tender Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds and Other Consideration.

        The information set forth in the Offer to Purchase under "The Offer—8. Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under "The Offer—9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Purchase under "The Offer—9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the Offer to Purchase under "The Offer—12. Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under "The Offer—11. Legal Matters; Regulatory Approvals" and "The Merger—Conditions to Completion of the Merger" is incorporated herein by reference.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase under "Significant Consequences To Non-Tendering Option Holders" is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated July 3, 2008
(a)(1)(B)	Election to Tender Form
(a)(1)(C)	Cover Letter to the Offer to Purchase
(a)(1)(D)	Form of Withdrawal
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)(1)
Second Amended and Restated Loan Agreement dated November 30, 2005, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and other Lenders, incorporated by reference to Exhibit 99 to Angelica Corporation's Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on December 5, 2005.
(b)(2)
First Amendment to Second Amended and Restated Loan Agreement, effective July 28, 2006, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and the Other Lenders listed on the signature page thereto, incorporated by reference to Exhibit 10.1 to Angelica Corporation's Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on August 2, 2006.
(b)(3)
Second Amendment to Second Amended and Restated Loan Agreement, effective April 5, 2007, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and the Other Lenders listed on the signature page thereto, incorporated by reference to Exhibit 10.1 to Angelica Corporation's Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on April 6, 2007.
(d)(1)
Definitive Proxy Statement of Angelica Corporation, incorporated by reference to the Schedule 14A filed by Angelica Corporation with the Securities and Exchange Commission on July 3, 2008 (the "Proxy Statement").
(d)(2)
Agreement and Plan of Merger, dated as of May 22, 2008, by and among Clothesline Holdings, Inc., Clothesline Acquisition Corporation and Angelica Corporation, incorporated by reference to Appendix A of the Proxy Statement.
(d)(3)
Angelica Corporation 1994 Performance Plan (as amended January 31, 1995), incorporated by reference to Exhibit 10.1 of Angelica Corporation's Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 24, 1995.
(d)(4)
Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Appendix A of the Definitive Proxy Statement of Angelica Corporation filed by Angelica Corporation with the Securities and Exchange Commission on April 13, 1995.

(d)(5)
First Amendment to the Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Exhibit 10.35 of Angelica Corporation's Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 27, 1999.
(d)(6)
Second Amendment to the Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Exhibit 10.13 of Angelica Corporation's Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 15, 2004.
(d)(7)
Amended and Restated Angelica Corporation 1999 Performance Plan (as amended January 31, 1995), incorporated by reference to Appendix B of the Definitive Proxy Statement of Angelica Corporation filed by Angelica Corporation with the Securities and Exchange Commission on October 6, 2006.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANGELICA CORPORATION
	By:	/s/ STEPHEN M. O'HARA
	Name:	Stephen M. O'Hara
	Title:	President and Chief Executive Officer
Date: July 3, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 3, 2008
(a)(1)(B)	Election to Tender Form
(a)(1)(C)	Cover Letter to the Offer to Purchase
(a)(1)(D)	Form of Withdrawal
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)(1)
Second Amended and Restated Loan Agreement dated November 30, 2005, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and other Lenders, incorporated by reference to Exhibit 99 to Angelica Corporation's Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on December 5, 2005.
(b)(2)
First Amendment to Second Amended and Restated Loan Agreement, effective July 28, 2006, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and the Other Lenders listed on the signature page thereto, incorporated by reference to Exhibit 10.1 to Angelica Corporation's Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on August 2, 2006.
(b)(3)
Second Amendment to Second Amended and Restated Loan Agreement, effective April 5, 2007, among Angelica Corporation, LaSalle Bank National Association, as Administrative Agent, and LaSalle and the Other Lenders listed on the signature page thereto, incorporated by reference to Exhibit 10.1 to Angelica Corporation's Current Report on Form 8-K filed by Angelica Corporation with the Securities and Exchange Commission on April 6, 2007.
(d)(1)
Definitive Proxy Statement of Angelica Corporation, incorporated by reference to the Schedule 14A filed by Angelica Corporation with the Securities and Exchange Commission on July 3, 2008 (the "Proxy Statement").
(d)(2)
Agreement and Plan of Merger, dated as of May 22, 2008, by and among Clothesline Holdings, Inc., Clothesline Acquisition Corporation and Angelica Corporation, incorporated by reference to Appendix A of the Proxy Statement.
(d)(3)
Angelica Corporation 1994 Performance Plan (as amended January 31, 1995), incorporated by reference to Exhibit 10.1 of Angelica Corporation's Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 24, 1995.
(d)(4)
Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Appendix A of the Definitive Proxy Statement of Angelica Corporation filed by Angelica Corporation with the Securities and Exchange Commission on April 13, 1995.
(d)(5)
First Amendment to the Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Exhibit 10.35 of Angelica Corporation's Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 27, 1999.

(d)(6)
Second Amendment to the Angelica Corporation 1994 Non-Employee Directors Stock Plan, incorporated by reference to Exhibit 10.13 of Angelica Corporation's Form 10-K filed by Angelica Corporation with the Securities and Exchange Commission on April 15, 2004.
(d)(7)
Amended and Restated Angelica Corporation 1999 Performance Plan (as amended January 31, 1995), incorporated by reference to Appendix B of the Definitive Proxy Statement of Angelica Corporation filed by Angelica Corporation with the Securities and Exchange Commission on October 6, 2006.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds and Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX